

November 7, 2014

Via E-mail
Kwong Kwan Yin Roy
Chief Executive Officer
Great China Mania Holdings, Inc.
Rm. 1902, 19/F, Kodak House II
321 Java Road, North Point
Hong Kong

> **Re: Great China Mania Holdings, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed November 5, 2014**
> **File No. 333-198211**

Dear Mr. Kwong:

We have reviewed your responses to the comments in our letter dated October 30, 2014 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Description of Business, page 15

Current Corporate Structure, page 15

1. Please revise the diagrams here and on page 2 to disclose the ownership percentages of each entity shown. Please file any related shareholder agreements as exhibits and disclose the material terms of those agreements including any profit sharing arrangements. In addition, to the extent that you have already established the subsidiaries pursuant to your shareholder agreements with Bong Kok Hoong and Darren Kong, please revise to include these subsidiaries in the diagram.

General Description of Current Business, page 15

2. We note your response to our prior comment 1 and reissue in part. Please disclose the material terms of your shareholder agreements with Bong Kok Hoong and Darren Kong, including the common and preferred stock dividends to be paid, the proportions of those payments based on equity ownership, and the common and preferred equity ownership percentages of each of the parties.

<u>Consolidated Financial Statements, page F-1</u>

3. Please update the financial statements included in the filing pursuant to Rule 8-08 of Regulation S-X.

  Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3859 with any questions.

         Sincerely,

         /s/ John Dana Brown

         John Dana Brown
         Attorney-Advisor

cc: <u>Via E-mail</u>
   Diane J. Harrison
   Harrison Law, P.A.